Filed by MaxLinear, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

Subject Company: Silicon Motion Technology Corporation

Commission File No.: 000-51380

This filing relates to the proposed transactions pursuant to the terms of that certain Agreement and Plan of Merger, dated as of May 5, 2022, by and among MaxLinear, Inc. (“MaxLinear”), Shark Merger Sub, a wholly owned subsidiary of MaxLinear, and Silicon Motion Technology Corporation (“Silicon Motion”) (the “Merger”).

On April 26, 2023, MaxLinear held a conference call to discuss its financial results for the first quarter of 2023. Below are excerpted portions of a transcript of that conference call that relate to the Merger:

MaxLinear

Q1 2023 Earnings Conference Call

April 26, 2023

Presenters

Leslie Green - Investor Relations

Kishore Seendripu - CEO

Steve Litchfield - CFO, Chief Corporate Strategy Officer

Q&A Participants

Quinn Bolton – Needham & Company

Ananda Baruah – Loop Capital Markets

Ross Seymore – Deutsche Bank

Tore Svanberg – Stifel

David Williams – Benchmark Company

Christopher Rollin – SIG

Karl Ackerman – BNP Paribas

Ashley McCurry – Wells Fargo

Suji DeSilva – ROTH Capital

* * *

Kishore Seendripu

We believe that our platform approach, driven by strong technology innovation, is enabling us to not only secure new business opportunities but also further expand our silicon content in areas we have -- where we have proven success. We are also looking forward to our pending acquisition of Silicon Motion, which will further expand the growth opportunities for a combined comprehensive product portfolio.

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Steve Litchfield

This concludes the discussion of our Q1 financial results. Before we go to the guidance, I want to give you an update on the status of our pending acquisition of Silicon Motion. We continue to progress through the SAMR approval process and remain confident of a mid 2023 close. We have fully committed financing for the transaction, and are actively working to optimize the debt structure to lower our expected cost of capital. We're excited about the opportunities for our combined business, and look forward to bringing our technology focused cultures together very soon.

* * *

Ashley McCurry

Thank you. And then just as a follow up, in terms of the Simo acquisition, do you guys have any visibility into China's (inaudible) approval process? And is there any, you know, qualitative comments you guys can give that gives you comfort in that mid calendar year '23 close?

Steve Litchfield

Yeah. So, kind of reviewed this in our prepared remarks. Uh, don't have a whole lot to add, kind of -- we remain, you know, confident, on track. I think things are moving as expected on the SAMR front. And you know, hopefully we can update -- update -- you soon on that.

* * *

In addition, on April 26, 2023, the Company released an updated investor presentation that discusses its financial results for the first quarter of 2023. The following are the portions of that presentation that discuss the Merger:

Q1'23 Update on Acquisition of Silicon Motion

• Closing expected in the second or third quarter of 2023, subject to customary closing conditions, including antitrust approvals

• Waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (HSR) expired on June 27, 2022; HSR re-filing required if transaction closes after June 27, 2023

• Filed simplified filing with China's State Administration for Market Regulation (SAMR) on July 6 and subsequently refiled under normal procedures; SAMR review is ongoing

• Shareholders approved merger on August 31 (no approval required by MaxLinear stockholders)

• Debt financing is committed, subject to customary closing conditions; we are focused on optimizing structure

* * *

On April 26, 2023, MaxLinear also filed a press release that discussed its financial results for the first quarter of 2023. The following portion of that press release discusses the Merger.

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“In the first quarter, we delivered $248.4 million in revenues, improved our gross margins, and generated strong cash flow from operations of approximately $42 million. Our infrastructure category was strongly up 46% sequentially and 40% year over year, primarily driven by the expanding roll-out of multi-band millimeter wave and microwave 5G wireless backhaul platform solutions. We also continue to work towards the antitrust approval of our pending acquisition of Silicon Motion, and are excited by the future growth prospects of our comprehensive combined product portfolio.

“Even as we navigate a challenging demand environment with fiscal discipline and operational efficiency, our solid execution and innovative product offerings are enabling us to maximize strategic business opportunities across all our end markets. In 2023, we continue to lay important groundwork in Wi-Fi, fiber broadband access gateways, and wireless and optical datacenter network infrastructure, which will be the foundation for our growth later this year and throughout 2024,” commented Kishore Seendripu, Ph.D., Chairman and CEO.

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Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on Silicon Motion’s and MaxLinear’s current expectations, estimates and projections about the proposed transaction and the potential benefits thereof, their businesses and industry, management’s beliefs and certain assumptions made by Silicon Motion and MaxLinear, all of which are subject to change. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “could,” “seek,” “see,” “will,” “may,” “would,” “might,” “potentially,” “estimate,” “continue,” “expect,” “target,” similar expressions or the negatives of these words or other comparable terminology that convey uncertainty of future events or outcomes. All forward-looking statements by their nature address matters that involve risks and uncertainties, many of which are beyond our control, and are not guarantees of future results, such as statements about the potential merger with Silicon Motion, the anticipated benefits of the potential merger with Silicon Motion, including with respect to the growth of Silicon Motion’s business, potential synergies, potential gross margins, market opportunity, market growth and revenue growth, the anticipated timing of the SAMR review and final determination, the anticipated closing date of the potential merger with Silicon Motion and statements regarding MaxLinear’s business plans, including with respect to integration, debt pricing and future strategic transactions and statements relating to the financing for the transaction including the cost of capital related to such financing. These and other forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements and caution must be exercised in relying on forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: (i) the completion of the proposed transaction on anticipated terms and timing, including obtaining regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of Silicon Motion’s and MaxLinear’s businesses and other conditions to the completion of the transaction; (ii) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, including the receipt by Silicon Motion of an unsolicited proposal from a third party; (iii) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the transaction or integrating the businesses of Silicon Motion and MaxLinear; (iv) the impact of the COVID-19 pandemic and related private and public sector measures on Silicon Motion and MaxLinear’s businesses and general economic conditions; (v) risks associated with the recovery of global and regional economies from the negative effects of the COVID-19 pandemic and related private and public sector measures; (vi) Silicon Motion’s and MaxLinear’s ability to implement its business strategy; (vii) pricing trends, including Silicon Motion’s and MaxLinear’s ability to achieve economies of scale; (viii) potential litigation relating to the proposed transaction that could be instituted against Silicon Motion, MaxLinear or their respective directors; (ix) the risk that disruptions from the proposed transaction will harm Silicon Motion’s or MaxLinear’s business, including current plans and operations; (x) the ability of Silicon Motion or MaxLinear to retain and hire key personnel; (xi) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; (xii) uncertainty as to the long-term value of MaxLinear common stock; (xiii) legislative, regulatory and economic developments affecting Silicon Motion’s and MaxLinear’s businesses; (xiv) general economic and market developments and conditions; (xv) the evolving legal, regulatory and tax regimes under which Silicon Motion and MaxLinear operate; (xvi) potential business uncertainty, including changes to existing business relationships, during the pendency of the merger that could affect Silicon Motion’s and/or MaxLinear’s financial performance; (xvii) restrictions during the pendency of the proposed transaction that may impact Silicon Motion’s or MaxLinear’s ability to pursue certain business opportunities or strategic transactions; (xviii) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as Silicon Motion’s and MaxLinear’s response to any of the aforementioned factors; (xix) geopolitical conditions, including trade and national security policies and export controls and executive orders relating thereto, and worldwide government economic policies, including trade relations between the United States and China and the military conflict in Ukraine and related sanctions against Russia and Belarus; and (xx) Silicon Motion’s ability to provide a safe working environment for members during the COVID-19 pandemic or any other public health crises, including pandemics or epidemics. These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the proxy statement/prospectus filed by MaxLinear with the SEC and provided by Silicon Motion to its security holders in connection with the proposed transaction as well as in MaxLinear’s most recent Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other future reports to be filed with the Securities and Exchange Commission (the “SEC”). While the lists of risk factors presented here and in the proxy statement/prospectus are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Silicon Motion’s or MaxLinear’s consolidated financial condition, results of operations, or liquidity. Neither Silicon Motion nor MaxLinear assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

Additional Information and Where to Find It

This communication is being made in respect of a proposed business combination involving MaxLinear and Silicon Motion. In connection with the proposed transaction, MaxLinear has filed with the SEC, and the SEC has declared effective, a Registration Statement on Form S-4 that includes a proxy statement of Silicon Motion and a prospectus of MaxLinear (the “Registration Statement”).

The proxy statement/prospectus and this communication are not offers to sell MaxLinear securities, and are not soliciting an offer to buy MaxLinear securities, in any state where the offer and sale is not permitted.

MAXLINEAR AND SILICON MOTION URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND OTHER DOCUMENTS PROVIDED TO SILICON MOTION SECURITY HOLDERS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders are able to obtain the Registration Statement on Form S-4 free of charge at the SEC’s website, www.sec.gov. Copies of documents filed with the SEC by MaxLinear (when they become available) may be obtained free of charge on MaxLinear’s website at www.maxlinear.com or by contacting MaxLinear’s Investor Relations Department at IR@MaxLinear.com. Copies of documents filed or furnished by Silicon Motion (when they become available) may be obtained free of charge on Silicon Motion’s website at https://www.siliconmotion.com or by contacting Silicon Motion’s Investor Relations Department at IR@siliconmotion.com.